                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------
                                    FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2000

(MARK ONE)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934

        For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from                to

        Commission file number: 1-8972

                        INDYMAC BANK, F.S.B. 401(k) PLAN

                           --------------------------

                              INDYMAC BANCORP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             155 NORTH LAKE AVENUE, PASADENA, CALIFORNIA 91101-7211
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

FINANCIAL STATEMENTS AND EXHIBITS

(a)     Financial Statements

Filed as a part of this report on Form 11-K are the audited financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA as of and for the year ended December 31, 2000.

(b)     Exhibit

        23.     Consent of Independent Certified Public Accountants

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       IndyMac Bank, F.S.B. 401(k) Plan
                                       (Name of Plan)


Date: June 29, 2001                    By:     /s/ Carmella Grahn
                                               ---------------------------------

                                       Name:   Carmella Grahn
                                       Title:  Executive Vice President,
                                               Chief Financial Officer

                        IndyMac Bank, F.S.B. 401(k) Plan

                 Financial Statements and Supplemental Schedule

                                December 31, 2000




                                TABLE OF CONTENTS



Report of Independent Certified Public Accountants ..........................  1

Statements of Net Assets Available for Benefits .............................  2

Statement of Changes in Net Assets Available for Benefits ...................  3

Notes to Financial Statements ...............................................  5


                              Supplemental Schedule

Schedule of Assets Held for Investment Purposes .............................  9


                                    Exhibit

Consent of Independent Certified Public Accountants ......................... 10

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
IndyMac Bancorp


We have audited the accompanying statements of net assets available for benefits of IndyMac Bancorp 401(k) Plan as of December 31, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of IndyMac Bancorp 401(k) Plan as of December 31, 2000 and 1999 and the changes in those net assets for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



GRANT THORNTON, LLP



Los Angeles, California
June 8, 2001

                        INDYMAC BANK, F.S.B. 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                               AS OF DECEMBER 31,


                                                                      2000              1999
                                                                  ------------       ----------
ASSETS
  Investments, at fair value:
     Participant directed investments                             $  9,065,641       $6,926,068
     IndyMac Bancorp, Inc. Common Stock*                             6,037,530        1,849,437
     Countrywide Credit Industries, Inc. Common Stock                1,289,640          701,204
     Participant notes receivable                                      469,345          199,410
                                                                  ------------       ----------
                Total investments                                   16,862,156        9,676,119

  Receivables:
     Employer's contributions                                           45,783           18,711
     Participants' contributions                                       164,958           58,300
                                                                  ------------       ----------
                 Total receivables                                     210,741           77,011
                                                                  ------------       ----------

NET ASSETS AVAILABLE FOR BENEFITS                                 $ 17,072,897       $9,753,130
                                                                  ============       ==========


* Parties-in-interest

The accompanying notes are an integral part of these statements.

                        INDYMAC BANK, F.S.B. 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 2000




                                                                             Non - Participant Directed
                                                                           ------------------------------
                                                                           Countrywide
                                                                             Credit           IndyMac
                                                         Participant       Industries         Bancorp,       Participant
                                                           Directed           Inc.              Inc.            Notes
                                                         Investments      Common Stock       Common Stock     Receivable
                                                         -----------       -----------       -----------       --------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment Income:
       Net appreciation (depreciation) in
        fair value of investments                        $(1,009,211)      $   655,381       $ 3,167,848       $     --
       Capital gains                                         218,111                --                --             --
       Dividends                                              44,015             5,273                --             --
                                                         -----------       -----------       -----------       --------
                                                            (747,085)          660,654         3,167,848             --
   Contributions:
       Employer's                                                 --                --         1,088,631          7,104
       Participants'                                       3,403,397                --           163,599        194,617
       Rollovers                                             498,622                --            48,393         68,214
                                                         -----------       -----------       -----------       --------
                                                           3,902,019                --         1,300,623        269,935
                                                         -----------       -----------       -----------       --------
          TOTAL ADDITIONS                                  3,154,934           660,654         4,468,471        269,935

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions paid to participants                      1,231,752            48,483           161,552             --
   Administrative expenses                                     7,055                --                --             --
                                                         -----------       -----------       -----------       --------
          TOTAL DEDUCTIONS                                 1,238,807            48,483           161,552             --
                                                         -----------       -----------       -----------       --------
          NET INCREASE PRIOR TO INTERFUND TRANSFERS        1,916,127           612,171         4,306,919        269,935

INTERFUND TRANSFERS (NET)                                    219,859           (23,735)         (119,113)            --
                                                         -----------       -----------       -----------       --------
   NET INCREASE                                            2,135,986           588,436         4,187,806        269,935

NET ASSETS AVAILABLE FOR BENEFITS:
   December 31, 1999                                       6,926,068           701,204         1,849,437        199,410
                                                         -----------       -----------       -----------       --------
   December 31, 2000                                     $ 9,062,054       $ 1,289,640       $ 6,037,243       $469,345
                                                         ===========       ===========       ===========       ========







                                                         Receivables          TOTAL
                                                         -----------       -----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment Income:
       Net appreciation (depreciation) in
        fair value of investments                        $        --       $ 2,814,018
       Capital gains                                              --           218,111
       Dividends                                                  --            49,288
                                                         -----------       -----------
                                                                  --         3,081,417
   Contributions:
       Employer's                                             45,783         1,141,518
       Participants'                                         168,832         3,930,445
       Rollovers                                                  --           615,229
                                                         -----------       -----------
                                                             214,615         5,687,192
                                                         -----------       -----------
          TOTAL ADDITIONS                                    214,615         8,768,609

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions paid to participants                             --         1,441,787
   Administrative expenses                                        --             7,055
                                                         -----------       -----------
          TOTAL DEDUCTIONS                                        --         1,448,842
                                                         -----------       -----------
          NET INCREASE PRIOR TO INTERFUND TRANSFERS          214,615         7,319,767

INTERFUND TRANSFERS (NET)                                    (77,011)               --
                                                         -----------       -----------
   NET INCREASE                                              137,604         7,319,767

NET ASSETS AVAILABLE FOR BENEFITS:
   December 31, 1999                                          77,011         9,753,130
                                                         -----------       -----------
   December 31, 2000                                     $   214,615       $17,072,897
                                                         ===========       ===========

The accompanying notes are an integral part of this statement.

                        INDYMAC BANK, F.S.B. 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1999




                                                                     Non - Participant Directed
                                                                   -----------------------------
                                                                   Countrywide
                                                                     Credit           IndyMac
                                                 Participant       Industries         Bancorp,       Participant
                                                  Directed            Inc.               Inc.           Notes
                                                 Investments      Common Stock      Common Stock      Receivable
                                                 -----------       -----------       -----------       --------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment Income:
        Net appreciation (depreciation)
         in fair value of investments            $   847,982       $  (713,196)      $   240,347       $     --
        Capital gains                                 81,324                --                --             --
        Dividends                                    137,042             8,092           241,173             --
                                                 -----------       -----------       -----------       --------
                                                   1,066,348          (705,104)          481,520             --
   Contributions:
        Employer's                                        --                --           686,165             --
        Participants'                              1,751,532                --            94,072         59,527
        Rollovers                                     60,626                --            10,793             --
                                                 -----------       -----------       -----------       --------
                                                   1,812,158                --           791,030         59,527
                                                 -----------       -----------       -----------       --------

              TOTAL ADDITIONS                      2,878,506          (705,104)        1,272,550         59,527

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions paid to participants              1,016,695               425             1,710             --
   Administrative expenses                            19,133                --                --             --
                                                 -----------       -----------       -----------       --------
              TOTAL DEDUCTIONS                     1,035,828               425             1,710             --
                                                 -----------       -----------       -----------       --------

              NET INCREASE (DECREASE) PRIOR
                TO INTERFUND TRANSFERS             1,842,678          (705,529)        1,270,840         59,527

INTERFUND TRANSFERS (NET)                            302,840           (72,753)         (151,907)            --
                                                 -----------       -----------       -----------       --------
   NET INCREASE (DECREASE)                         2,145,518          (778,282)        1,118,933         59,527

NET ASSETS AVAILABLE FOR BENEFITS:
   December 31, 1998                               4,780,550         1,479,486           730,504        139,883
                                                 -----------       -----------       -----------       --------

   December 31, 1999                             $ 6,926,068       $   701,204       $ 1,849,437       $199,410
                                                 ===========       ===========       ===========       ========







                                                  Other         Receivables          TOTAL
                                                 --------       -----------       ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment Income:
        Net appreciation (depreciation)
         in fair value of investments            $     --       $        --       $  375,133
        Capital gains                                  --                --           81,324
        Dividends                                      --                --          386,307
                                                 --------       -----------       ----------
                                                       --                --          842,764
   Contributions:
        Employer's                                     --            18,711          704,876
        Participants'                                  --            58,300        1,963,431
        Rollovers                                      --                --           71,419
                                                 --------       -----------       ----------
                                                       --            77,011        2,739,726
                                                 --------       -----------       ----------

              TOTAL ADDITIONS                          --            77,011        3,582,490

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions paid to participants                  --                --        1,018,830
   Administrative expenses                             --                --           19,133
                                                 --------       -----------       ----------
              TOTAL DEDUCTIONS                         --                --        1,037,963
                                                 --------       -----------       ----------

              NET INCREASE (DECREASE) PRIOR
                TO INTERFUND TRANSFERS                 --            77,011        2,544,527

INTERFUND TRANSFERS (NET)                         (10,529)          (67,651)              --
                                                 --------       -----------       ----------
   NET INCREASE (DECREASE)                        (10,529)            9,360        2,544,527

NET ASSETS AVAILABLE FOR BENEFITS:
   December 31, 1998                               10,529            67,651        7,208,603
                                                 --------       -----------       ----------

   December 31, 1999                             $     --       $    77,011       $9,753,130
                                                 ========       ===========       ==========


The accompanying notes are an integral part of this statement.

                        INDYMAC BANK, F.S.B. 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


NOTE 1 - DESCRIPTION OF PLAN

IndyMac Bank, F.S.B., the wholly owned subsidiary of IndyMac Bancorp, Inc. (formerly known as IndyMac Mortgage Holdings, Inc.) (together, "the Company") assumed the obligations of IndyMac, Inc., a former wholly owned subsidiary of IndyMac Bancorp, Inc., under the IndyMac, Inc./IndyMac Mortgage Holdings, Inc. 401(K) Plan, which was renamed the IndyMac Bank, F.S.B. 401(k) Plan (the "Plan") for the benefit of the Company's eligible employees. The Plan was established to provide continuation of the benefits provided pursuant to the Countrywide Credit Industries, Inc. 401(k) Plan for participants who transferred employment from Countrywide Credit Industries, Inc. to the Company and to provide retirement savings benefits to new employees of the Company. The trustee of the Plan was Scudder Trust Company from inception of the Plan through October 31, 1999. Effective November 1, 1999, Principal Life Insurance Company became the trustee of the Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of the Company and provides for retirement, disability, death and termination benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 16% of annual compensation to a maximum of $10,500 of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans ("rollover contributions"). The Company may determine, at its discretion, employer matching contributions to be made. During the years ended December 31, 2000 and 1999, the Company contributed 75% of the first 3% of the participant's annual compensation that a participant contributes to the Plan and 25% of the second 3% of the participant's annual compensation that a participant contributed to the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based upon the number of units of the Plan in each participant's account. Forfeited balances of terminated participants' nonvested accounts are applied as employer contributions made in advance, and reduce the Company's future contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% per year until becoming fully vested after 5 years of service.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employee contributions in any of several investment options. Employer contributions are invested in the common stock of IndyMac Bancorp, Inc. until the participant is fully vested, at which time the participant may elect to transfer their balance in the common stock of IndyMac Bancorp, Inc. to any of the investment options offered. Investment options are described below.

PRINCIPAL INVESTMENT OPTIONS (NOVEMBER 1, 1999 -- DECEMBER 31, 2000):

MONEY MARKET -- Monies are invested in high-quality, short-term securities.

GOVERNMENT SECURITIES -- Monies are invested in fixed-income securities of the U.S. government and related entities.

LARGE CAP STOCK INDEX -- Monies are invested in 500 of the nation's largest companies -- the same ones found in the Standard & Poor's 500 Stock Index (S&P
500).

LARGE COMPANY GROWTH -- Monies are invested in stocks of large seasoned companies with competitive advantages and histories of above-average performance.

LARGE COMPANY VALUE -- Monies are invested in stocks of larger companies that are deemed to be undervalued.

MEDIUM COMPANY GROWTH -- Monies are invested in stocks of medium-sized companies that are focused on growing their businesses.

SMALL COMPANY GROWTH -- Monies are invested in stocks of small companies that are in the development stage.

INDYMAC BANCORP, INC. COMMON STOCK -- Monies are invested in the common stock of IndyMac Bancorp, Inc.

SCUDDER INVESTMENT OPTIONS (JANUARY 1, 1999 -- OCTOBER 31, 1999):

SCUDDER GROWTH AND INCOME FUND - Monies are invested primarily in income-producing common and preferred stocks of growing established companies.

SCUDDER INTERNATIONAL FUND - Monies are invested in a diversified portfolio of foreign stocks of growing established companies.

SCUDDER INCOME FUND - Monies are invested in high-grade corporate bonds and government securities.

SCUDDER CASH INVESTMENT TRUST - Monies are invested in a diversified portfolio of Treasury Bills, CD's, commercial paper, and other domestic money market securities maturing in less than one year.

IDS NEW DIMENSIONS FUND - Monies are invested in the common stock of U.S. and foreign companies that show strong growth potential.

IDS MUTUAL FUND - Monies are invested in medium to large U.S. and foreign companies' common stock and bonds.

COUNTRYWIDE INSTITUTIONAL GOVERNMENT INCOME FUND - Monies are invested in short-term obligations issued or guaranteed by the U.S. Government.

COUNTRYWIDE UTILITY FUND - Monies are invested in public utilities.

COUNTRYWIDE EQUITY FUND - Monies are invested in the common stock of growing companies with long term capital appreciation potential.

COUNTRYWIDE ADJUSTABLE RATE U.S. GOVERNMENT SECURITIES FUND - Monies are invested in adjustable-rate mortgage-backed securities guaranteed by the U.S. Government.

COUNTRYWIDE INTERMEDIATE TERM GOVERNMENT INCOME FUND - Monies are invested in U.S. Treasury Bonds of 20 years or less.

SCUDDER STOCK INDEX COMMON COLLECTIVE TRUST - Monies are invested in common stocks that seek to match the total return of the Standard & Poors' 500 Stock Index.

COUNTRYWIDE CREDIT INDUSTRIES, INC. COMMON STOCK -- Monies are invested in the common stock of Countrywide Credit Industries, Inc.

INDYMAC BANCORP, INC. COMMON STOCK -- Monies are invested in the common stock of IndyMac Bancorp, Inc.

PARTICIPANT NOTES RECEIVABLE

Participants may elect to borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

On separation from service, a participant may elect to receive an amount equal to the vested value of his or her account through a lump-sum distribution or equal, or nearly equal, payments made at least annually for a period not to exceed 15 years. If the participant has invested in the pooled funds, he or she may elect to receive distributions of whole shares of the pooled funds with fractional shares paid in cash.

FORFEITED ACCOUNTS

At December 31, 2000 and 1999, forfeited nonvested accounts totaled $4,755 and $103,905, respectively. These accounts will be used to reduce future employer contributions.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Common stocks are valued based upon the stock price at the last reported sales price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of underlying shares held by the Plan as of year-end. Money market funds and participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual method. Dividends are recorded on the ex-dividend date.

NOTE 3 - INVESTMENTS

The Plan's investments are held in a trust fund administered by Principal Life Insurance Company. The fair values of the following individual investments at December 31, 2000 and December 31, 1999 represented 5% or more of the Plan's net assets:

                                                               December 31,
                                                          2000            1999
                                                       ----------      ----------
Money Market                                           $1,839,797      $  628,169
Government Securities                                     584,957         560,448
Large Capital Stock Index                               1,641,567       1,770,314
Large Company Growth                                      944,923       1,022,721
Vanguard Asset Allocation                                 499,057         455,769
Vanguard Growth & Income                                1,413,343       1,405,919
Putnam International Growth A                             640,579         685,524
IndyMac Bancorp, Inc. Common Stock*                     6,037,530       1,849,437
Countrywide Credit Industries, Inc. Common Stock*       1,289,640         701,204



* Non-participant directed

During the year ended December 31, 2000, the Plan's investments (including realized and unrealized gains and losses) appreciated in value by $2,814,018 as follows:

Mutual Funds                             ($1,074,060)
Common Stock                               3,823,229
U.S. Government Securities                    64,849
                                         -----------
                                         $ 2,814,018
                                         ===========


NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated June 23, 1998 that the Plan qualifies under Section 401(b) of the Internal Revenue Code (IRC) and, therefore, the Plan is not subject to tax under present income tax law. The Benefits Committee is not aware of any course of action or events that have occurred that might adversely affect the Plan's qualified status.

NOTE 6 - ADMINISTRATIVE EXPENSES

Fees for the investment management services for the Plan are paid by the Company. These fees amounted to $58,672 and $7,210 for the years ended December 31, 2000 and 1999, respectively.

                              SUPPLEMENTAL SCHEDULE

                        INDYMAC BANK, F.S.B. 401(k) PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2000






Identity of Issuer, Borrower, Lessor or Similar Party       Description of Investment                   Current Value
-----------------------------------------------------       -----------------------------------        --------------
ASSETS
 Principal Life Insurance Company                           Money Market                                 $  1,839,797
 Principal Life Insurance Company                           Government Securities                             584,957
 Principal Life Insurance Company                           Large Cap Stock Index                           1,641,567
 Principal Life Insurance Company                           Large Company Growth                              944,923
 Principal Life Insurance Company                           Large Company Value                               212,473
 Principal Life Insurance Company                           Medium Company Growth                             117,434
 Principal Life Insurance Company                           Small Company Growth                               79,051
 Vanguard Group                                             Vanguard Asset Allocation                         499,058
 Vanguard Group                                             Vanguard Growth & Income                        1,413,343
 Invesco Family of Funds                                    INVESCO Dynamics                                  424,049
 T. Rowe Price Funds                                        T. Rowe Price Science & Technology                668,410
 Putnam Funds                                               Putnam International Growth A                     640,579
 IndyMac Bancorp, Inc. Common Stock                         Common Stock                                    6,037,530
 Countrywide Credit Industries, Inc. Common Stock           Common Stock                                    1,289,640
 Participant notes receivable                               Rates Range from 10.25% to 11.50%                 469,345
                                                                                                          ------------
            Total                                                                                        $ 16,862,156
                                                                                                          ============

EXHIBIT 23

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





We consent to the incorporation by reference in the following Registration Statement of our report dated June 8, 2001, with respect to the financial statements and schedule of the IndyMac Bank, F.S.B. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000:

 Registraton
  Statement
   Number             Form                      Description
---------------      ------     ------------------------------------------------
 333-36085             S-8            Registration of 401(k) Plan Stock

GRANT THORNTON, LLP


Los Angeles, California
June 8, 2001